UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement Under

Section 14(d)(4) of the Securities Exchange Act of 1934

Esmark Incorporated

(Name of Subject Company)

Esmark Incorporated

(Name of Person Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

296475106

(CUSIP Number of Class of Securities)

James P. Bouchard

Chairman and Chief Executive Officer

1134 Market Street

Wheeling, WV 26003

(304) 234-2400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of Person Filing Statement)

With a copy to:

Scott E. Westwood, Esq.

McGuireWoods LLP

625 Liberty Avenue, 23rd Fl.

Pittsburgh, Pennsylvania

(412) 667-6000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

FOR IMMEDIATE RELEASE

ESMARK ANNOUNCES IT HAS AGREED TO THE

MATERIAL TERMS OF PROPOSED MERGER WITH ESSAR

STEEL HOLDINGS LIMITED

FOR $17.00 PER SHARE

Receives commitment for $110 million term loan

WHEELING, WV, April 30, 2008 — Esmark Incorporated (NASDAQ: ESMK) today announced that it has agreed to the material terms of a proposed tender offer and merger with Essar Steel Holdings Limited for a cash purchase price of $17.00 per share. The Company plans to enter into definitive documentation upon expiration or waiver of the approximate 52 day “right to bid” period set forth in the collective bargaining agreement with the United Steelworkers. Esmark has also entered into a binding commitment letter with Essar for a $110 million term loan which is anticipated to be funded by the middle of May. Proceeds of the loan will be used to refinance the existing term loan and provide additional liquidity.

Within ten days of entering into definitive documentation, a wholly-owned subsidiary of Essar will effectuate the two-step acquisition by means of a front-end, cash tender offer for all of the outstanding shares of Esmark’s common stock, at $17.00 per share in cash. If greater than 50% of the outstanding shares are tendered, then a second-step, cash-out merger would follow in which all remaining shares of Esmark common stock will be converted into the right to receive $17.00.

James P. Bouchard, Chairman and Chief Executive Officer of Esmark Incorporated, said, “The proposed merger with Essar is the culmination of an extensive review of the strategic options available to the company that included exploratory discussions with a number of potential partners. With spiraling raw material and transportation costs, difficulty securing long-term financing commitments and the investment challenges associated with maximizing steel production capacity, we were convinced that a strategic partner like Essar was the best possible solution for the long-term prospects of the company moving forward. I am grateful to the employees of Esmark and Wheeling-Pittsburgh, our shareholders as well as the United Steelworkers for their continued belief in our company, and I am proud that the Esmark family will be joining a great company like Essar.”

Madhu S. Vuppuluri, President Essar Americas, said “Essar is very excited about the potential merger with a great company located in the steel capital of the United States. We plan to make significant investments into Wheeling-Pittsburgh Steel to make it a low cost, technologically advanced steel producer. We look forward to a strong relationship with the United Steelworkers, our employees as well as the local communities.”

Esmark and Essar Steel Holdings Ltd./2

The tender offer, which was unanimously accepted by Esmark’s Board of Directors, is subject to certain conditions, including the valid tender in the offer of a majority of the fully diluted Esmark common stock, and other customary conditions as well as the approval by the Department of Justice and Committee on Foreign Investment in the United States.

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on current expectations and assumptions that are subject to risks and uncertainties that could cause actual results to differ materially. These risks and uncertainties include, but are not limited to (i) uncertainties concerning the parties entry into definitive agreements including exercise of the United Steelworkers right to bid and agreement on mutually acceptable terms for definitive loan documentation, (ii) the risk that the conditions to closing under such agreements may not be satisfied and (iii) certain other risks detailed in the other reports and filings with the SEC by the Company, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements. In addition, any forward-looking statements represent the Company’s views only as of today and should not be relied upon as representing views as of any subsequent date. While the Company may elect to update forward-looking statements from time to time, it specifically disclaims any obligation to do so.

About Esmark Incorporated

Esmark Incorporated is a vertically integrated steel producer and distributor, combining steel production capabilities through both blast furnace and electric arc furnace technologies with the just-in-time delivery of value-added steel products to a broad customer base concentrated in the Ohio Valley and Midwest regions. Currently headquartered in Wheeling, WV, the Company is a producer of carbon flat-rolled products for the construction, container, appliance, converter/processor, steel service center, automotive and other markets. The company’s products include various sheet products such as hot rolled, cold rolled, hot dipped galvanized, electro-galvanized, black plate and electrolytic tinplate. More information about Esmark can be found at www.esmark.com.

About Essar Steel Holdings Limited (ESHL)

ESHL is a global producer of steel covering India, Canada, USA, the Middle East and Asia. It is a fully integrated flat carbon steel manufacturer - from iron ore to ready-to-market products - supplying highly discerning customers in the automotive, white goods, construction, engineering and shipbuilding industries. With a current capacity of 8 million tons, Essar’s expansion in India, Asia and North America will see capacity rise to 20 to 25 million tons by 2012.

Esmark and Essar Steel Holdings Ltd./3

Investor Relations Contact: Dennis Halpin, 304.234.2421 (office) or 304.654.6474 (mobile), dhalpin@esmark.com;

Media Contact: Bill Keegan, Edelman, 312.927.8424 (mobile), bill.keegan@edelman.com

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The agreement, when completed, would combine all of Esmark’s steel production and downstream distribution network assets with Essar’s growing North American steel production assets in Canada and the U.S.

Important Information

This document is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities. In the event the parties enter into definitive documentation, Esmark will file a solicitation/recommendation statement with respect to the offer. Once filed, Esmark stockholders should read these materials carefully prior to making any decisions with respect to the offer because they will contain important information, including the terms and conditions to the offer. Once filed, Esmark stockholders will be able to obtain the offer to purchase, the solicitation/recommendation statement and related materials with respect to the offer free of charge at the SEC’s site at www.sec.gov, from the information agent named in the tender offer materials, from Esmark.

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